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VIA EDGAR & FAX

(202) 772-9203

Celeste M. Murphy

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	CNET Networks, Inc.

Schedule TO filed September 13, 2006

File No. 5-46767

Dear Ms. Murphy:

We have electronically filed with the Securities and Exchange Commission Amendment No. 1 to the above-referenced Schedule TO.

The changes reflected in Amendment No. 1 are being made in response to the comments of the Staff of the Commission set forth in its comment letter dated September 21, 2006. CNET Networks, Inc. has authorized Latham & Watkins to respond to your comments on its behalf.

Set forth below are our responses to the comments raised in the comment letter. For your convenience, we have provided each of the numbered comments (in bold) followed by the response. We have also sent to you a faxed copy of this letter and copies of Amendment No.1 (including a document marked to show changes).

Schedule TO-I, Summary, page 4

1.

Please delete the statement that your summary “is not intended to be complete.” The summary must describe the most material terms of the proposed transaction and provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. It is an overview of all material terms that are presented in the accompanying documents provided to the

September 26, 2006

security holders and should be complete in this respect. Please see Item 1001 of Regulation M-A.

CNET’s Response: We have revised the Summary on page 4 as requested by the Staff.

Consent Procedures, page 10

2.	We note your statements that “[a]ll questions as to the validity, form and eligibility (including time of receipt) regarding the Consent procedures will be determined by the Company in its sole discretion, which determination will be conclusive and binding . . . The Company’s interpretation of the terms and conditions of the Consent Solicitation shall be conclusive and binding.” Please revise these sentences to more precisely define their scope. It appears that your interpretation of the terms of the consent solicitation may not necessarily be final and binding on all parties. For example, while you may assert a position, when parties contest asserted positions, the judgments of courts of law are generally considered final and binding on such matters. Please make corresponding revisions throughout your document.

CNET’s Response: We have revised the Consent Procedures, starting on page 10, to remove any statement that CNET’s interpretation of the terms and conditions of the Consent Solicitation is “conclusive and binding.”

Where you can find more information, page 18

3.	We note your statement that you incorporate by reference into this offer the documents any additional documents you may file with the Commission between the date of this offer and the expiration date. Schedule TO does not allow you to “forward” incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please confirm your understanding of this to us in a supplemental response.

CNET’s Response: CNET confirms that Schedule TO does not allow “forward” incorporation by reference to documents not yet filed and that if CNET wishes to incorporate by reference such future filings, CNET will amend the Schedule TO to specifically name such future filings.

Special Note on Forward-Looking Statements, page 18

4.	We note your reference to Section 27A and Section 21E of the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please refrain from referring to such safe harbor provisions in any future press releases or other communications relating to this tender offer.

CNET’s Response: CNET will refrain from referring to Section 27A and Section 21E of the Private Securities Litigation Reform Act of 1995 in any future press releases or other communications relating to this tender offer. Additionally, we have deleted the Special Note on Forward-Looking Statements on page 18.

September 26, 2006

5.	We note your statement in the last sentence of the first paragraph that you “unless otherwise required by law, the Company disclaims any duty or obligation to update forward-looking statements.” Please confirm in a supplemental response, your understanding that it is your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

CNET’s Response: CNET confirms its obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes.

September 26, 2006

*    *    *

In connection with this response, CNET acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (415) 395-8010 if you have any questions or would like to discuss any of the matters set forth in this letter.

Very truly yours,

/s/ Tracy K. Edmonson
Tracy K. Edmonson
of LATHAM & WATKINS LLP

cc:	George Mazzotta, CNET Networks, Inc.

Sharon Le Duy, CNET Networks, Inc.

Ora T. Fisher, Latham & Watkins LLP

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